United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

November 2024

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

FREE TRANSLATION

MINUTES OF THE VALE S.A. EXTRAORDINARY SHAREHOLDERS’ MEETING HELD ON NOVEMBER 14, 2024.

PUBLICLY-HELD COMPANY

CNPJ: 33.592.510/0001-54

NIRE (Company Registration) 33.300.019.766

01 - PLACE, DATE AND TIME:

Pursuant to item I, Paragraph 2 of Article 5 of CVM Resolution No. 81/2022 (“Resolution 81”), the Extraordinary Shareholders’ Meeting (“Meeting”) was held digitally, via Zoom, on November 14, 2024, at 10:00 a.m., and is deemed to have been held at the Vale S.A. (“Vale” or “Company”) headquarters.

02 - CHAIR AND SECRETARY:

Chair:	Mr. Luiz Antonio de Sampaio Campos, indicated in accordance with Art. 9, §1 of the Bylaws.
Secretary:	Ms. Maria Isabel dos Santos Vieira.

03 - ATTENDANCE AND QUORUM:

The Meeting was attended by shareholders representing 77.25% of the Company’s share capital, according to (i) the analytical maps prepared by the bookkeeping agent and by the Company itself, pursuant to Article 48, I and II, of Resolution 81, including shareholders who exercised their right to participate and vote remotely, and (ii) the list of shareholders participating via the Zoom digital platform; thus sufficient quorum was confirmed for the installation of the Meeting.

Also present were Messrs. Murilo Muller, Vale’s Executive Vice President of Finance and Investor Relations, Raphael Manhães Martins, member of the Fiscal Council, in the form of Article 164 of Law 6,404/76, Rubens Lopes and Augusto Navarro, representatives of Macso Legate Auditores Independentes, the specialized company that carried out the assessment of Aços Laminados do Pará S. A., and Bruno Soares, representative of EY Auditores Independentes (“EY”), hired by the Company to issue a limited assurance report on the procedures for receiving, recording and counting the votes received by the Company for the election of members of the Board of Directors.

Continued Minutes of the Vale S.A. Extraordinary Shareholders’ Meeting held on November 14, 2024.

04 – DIGITAL PLATFORM REQUIREMENTS:

The Zoom platform meets the requirements of Art. 28, §1 of Resolution 81. Prior to the Meeting, the Chair informed the Shareholders of all the necessary procedures for exercising their rights to participate, voice their opinions and vote via the platform during the Meeting.

Shareholders who participated via Zoom authorized the Company in advance to use any information contained in the recording of the Meeting for all legal purposes.

05 – CALL:

The Meeting was duly convened through the publication of the Call Notice in Valor Econômico (Rio de Janeiro), on 10/04/2024 on page E3, 05, 06 and 10/07/2024 (single edition) on page E2 and 10/08/2024 on page E2, as well as being publicised on its website, with the following Agenda:

1.1	To elect Ms. Heloísa Belotti Bedicks as a member of the Board of Directors, to serve until the Annual Shareholders’ Meeting to be held in 2025;
1.2	To elect Mr Reinaldo Duarte Castanheira Filho as a member of the Board of Directors, to serve until the Annual Shareholders’ Meeting to be held in 2025;
1.3	Pursuant to articles 224 and 225 of Law 6,404/76, to approve the Filing and Justification for the Merger of Aços Laminados do Pará S.A. (“ALPA”), a wholly owned subsidiary of Vale;
1.4	To ratify the appointment of Macso Legaste Auditores Independentes (“Macso”), the specialized company hired to carry out the valuation of ALPA;
1.5	To approve the Valuation Report prepared by Macso; and
1.6	To approve the merger of ALPA into Vale, with no capital increase or the issue of new shares.

All the documents required by Law 6,404/76 and the rules of the Securities and Exchange Commission of Brazil (“CVM”) applicable to the matters on the Agenda were made available to the Company’s shareholders on the Company’s investor relations website and through the CVM’s IPE System upon publication of the Call Notice.

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Continued Minutes of the Vale S.A. Extraordinary Shareholders’ Meeting held on November 14, 2024.

6 - READING OF DOCUMENTS:

In compliance with the provisions of Article 45, paragraph 2, of Resolution 81, the consolidated synthetic voting map released to the market on November 13, 2024 was presented at the start of the meeting, and the results of each resolution were projected to the Shareholders. Furthermore, for the sake of transparency and with the authorization of the representative of the depositary institution of the American Depositary Receipts representing Company-issued shares (“ADRs”), the Chair also projected a map of the consolidated voting depicting the indication of both the votes cast via remote voting ballots and the total votes sent to the Company by the depositary institution of the ADRs.

The following documents relating to the matters to be addressed at the Meeting were made available: (i) publications of the Call Notice; (ii) Manual for Participation and Management Proposal, published on October 3, 2024 and resubmitted on October 24, 2024, containing information on the Meeting, including: (ii.a) information on the candidates for the Board of Directors, pursuant to items 7.3 to 7.6 of the Reference Form; and (ii.b) the Filing and Justification for the Merger of Aços Laminados do Pará S.A.; Proposal for the provision of services by Macso Legate Auditores Independentes for the preparation of the ALPA Valuation Report; ALPA Net Book Value Valuation Report; information on the operation, pursuant to Annex I of Resolution 81; and information on the appraisers, pursuant to Annex L of Resolution 81; (iii) Summarized Minutes of the Extraordinary Meetings of the Board of Directors of September 20, 2024 and October 3, 2024 which dealt with the matters on the agenda; and, (iv) Opinion of the Fiscal Council on the proposed Merger of ALPA of October 3, 2024.

Therefore, the reading of these already public documents was waived by a unanimous decision of the shareholders present.

07 – RESOLUTIONS:

7.1            To approve, by majority vote, the election of Ms. Heloísa Belotti Bedicks, Brazilian, married, economist, bearer of identity card no. 8.394.969-0 issued by SSP/SP, CPF no. 048.601.198-43, resident and domiciled at Alameda dos Anapurus 883, apto 141, in the City of São Paulo/SP, as an independent member of the Board of Directors. The elected Board Member, who will serve a term in office until the Annual Shareholders’ Meeting in 2025, has declared that, pursuant to the terms of Article 147 of Law 6,404/76, she is completely free to carry out her duties. Nonetheless, her investiture is subject to the signing of the instrument of investiture and other legally required documents.

A total of 2,402,993,407 votes in favor, 9,067,213 votes against, and 885,571,681 abstentions were counted.

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Continued Minutes of the Vale S.A. Extraordinary Shareholders’ Meeting held on November 14, 2024.

It is recorded that (i) no other candidate was nominated to run for this position of member of the Board of Directors; (ii) based on the assessment of the Board of Directors, Ms. Heloísa Belotti Bedicks meets the independence criteria, in accordance with the requirements of the Novo Mercado Regulations of B3 S.A. – Brasil, Bolsa, Balcão, Annex K of Resolution 81 and Art. 11, §4 of the Bylaws; and (iii) this item was supervised by EY Auditores Independentes, responsible for preparing a limited assurance report on the procedures for receiving, recording and counting votes.

7.2            To approve, by majority vote, the election of Mr. Reinaldo Duarte Castanheira Filho, Brazilian, married, economist, bearer of identity card no. M-2.063.490 issued by SSP/MG, CPF no. 747.433.256-68, resident and domiciled at Rua Bernardo Guimaraes no. 2523, apto. 600, Lourdes, in the city of Belo Horizonte/MG, as an independent member of the Board of Directors. The elected Board Member, who will serve a term in office until the Annual Shareholders’ Meeting in 2025, has declared that, pursuant to the terms of Article 147 of Law 6,404/76, he is completely free to carry out his duties. Nonetheless, her investiture is subject to the signing of the instrument of investiture and other legally required documents.

A total of 2,403,373,076 votes in favor, 10,184,099 votes against, and 884,075,126 abstentions were counted.

It is recorded that (i) no other candidate was nominated to run for this position of member of the Board of Directors; (ii) based on the assessment of the Board of Directors, Mr. Reinaldo Duarte Castanheira Filho meets the independence criteria, in accordance with the requirements of the Novo Mercado Regulations of B3 S.A. – Brasil, Bolsa, Balcão, Annex K of Resolution 81 and Art. 11, §4 of the Bylaws; and (iii) this item was supervised by EY Auditores Independentes, responsible for preparing a limited assurance report on the procedures for receiving, recording and counting votes.

7.3            To approve, by majority vote, pursuant to articles 224 and 225 of Law 6,404/76, the Filing and Justification for the Merger of Aços Laminados do Pará S.A., a wholly owned subsidiary of Vale.

A total of 2,543,151,871 votes in favor, 903,532 votes against, and 753,576,898 abstentions were counted.

7.4.       To approve, by majority vote, the ratification of the appointment of Macso Legate Auditores Independentes, the specialized company hired to carry out the valuation of ALPA.

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Continued Minutes of the Vale S.A. Extraordinary Shareholders’ Meeting held on November 14, 2024.

A total of 2,542,598,575 votes in favor, 787,337 votes against, and 754,246,389 abstentions were counted.

7.5.       To approve, by majority vote, the Valuation Report prepared by Macso Legate Auditores Independentes.

A total of 2,538,030,422 votes in favor, 828,415 votes against, and 758,773,464 abstentions were counted.

7.6.       To approve, by majority vote, the merger of ALPA into Vale, with no capital increase or the issue of new shares.

A total of 2,538,865,846 votes in favor, 773,781 votes against, and 757,992,674 abstentions were counted.

08 – TRANSCRIPTION AND PUBLICATION OF THE MINUTES:

The Shareholders who participated via Zoom are considered to have signed these minutes and the Shareholder Attendance Book, and their registration in the minutes was made by the Chair and Secretary of the Meeting, all pursuant to Article 47, §1 and §2 of Resolution 81. Under the terms of Article 9, §2 of the Bylaws, these minutes are drawn up as a summary of the resolutions made and will be published excluding the signatures of the participating Shareholders.

09 - CLOSING:

With no further matters to discuss, the Chair drew the meeting to a close for the minutes to be drafted, which were duly signed by the Meeting Chair and Secretary, pursuant to Article 47, §1 and §2 of Resolution 81.

I certify that the minutes are a faithful copy of the original drawn up in the proper book.

Rio de Janeiro, November 14, 2024.

Maria Isabel dos Santos Vieira

Secretary

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: November 14, 2024		Director of Investor Relations